Exhibit 99.1

Entity Related to Baoneng Group to Become Controlling Shareholder in Qoros

- Conference Call Scheduled for January 9, 2018 at 9:00 am Eastern Time -

Singapore, January 8, 2018. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (together with its wholly-owned subsidiary Quantum (2007) LLC, “Kenon”) announces updates with respect to Qoros Automobile Co., Ltd. (“Qoros”), which prior to the Investment Agreement (as defined below) was 50% owned by Kenon and 50% by Wuhu Chery Automobile Investment Company Limited, a subsidiary of Chery Automobile Co. Ltd. (together, “Chery”), and the investment agreement (the “Investment Agreement”), pursuant to which a China-based investor related to the Baoneng group (the “Investor”) agreed to invest approximately RMB6.63 billion (approximately $1 billion) for a controlling interest in Qoros, subject to certain conditions (the “Investment”).

As part of the Investment Agreement, Kenon will have a put option to sell its entire remaining stake in Qoros and the Investor will have an option to increase its stake to 67%, the agreement provides for repayment of existing shareholder loans in Qoros, the Investor will assume its proportionate obligations under shareholder commitments relating to existing Qoros debt and the Investor has committed to significant vehicle purchases, all as further described below.

The approvals for the Qoros ownership change have been obtained from the relevant office of the Chinese Ministry of Commerce and the new shareholding structure was registered with the relevant regulatory authority. As a result, the Investor now owns 51% of Qoros, and Kenon and Chery’s equity interest in Qoros is 24% and 25%, respectively.

Summary of the Investment1

The Investment is based on an RMB6.5 billion pre-investment valuation of Qoros (approximately $1 billion), excluding RMB1.89 billion (approximately $290 million) of existing shareholder loans. The Investment Agreement provides for total funding by the Investor of RMB6.63 billion, of which RMB6.5 billion will be ultimately invested in Qoros’ equity and RMB130 million (approximately $20 million) of the Investment will be paid to Kenon. In addition, Qoros will be required to repay outstanding shareholder loans to each of Kenon and Chery in the principle amount of RMB944 million (approximately $145 million).

As part of the Investment Agreement, Kenon will have a put option to sell its remaining interest in Qoros to the Investor for total consideration of RMB3.12 billion (approximately $480 million), exercisable in two stages and the Investor will have an option exercisable over the next two years to increase its stake up to 67%.

The Investment Agreement further provides that the Investor will assume its pro rata share of guarantees and pledges given by Kenon and Chery according to its ultimate equity ownership. As a result, following the change in shareholding, Chery is required to repay Kenon a portion of the amounts previously advanced to Qoros by Kenon on behalf of Chery, of approximately RMB120 million (approximately $18 million) out of the total RMB244 million (approximately $38 million) previously advanced. Any changes in the equity holdings of Qoros as among Kenon, Chery and the Investor, including as a result of exercising the put option or investment right as described below, will result in adjustments to the respective parties’ pro rata obligations under the Qoros’ bank guarantees and pledges.

In addition, the Investor has committed that it, or its affiliate, will purchase approximately 100,000 vehicles from Qoros each year in the next three years, following the entry into further agreements with respect to these purchases.

1 Subject to the more detailed descriptions provided in the sections below.

Kenon has an outstanding loan in the principal amount of $69 million (approximately RMB449 million) with Ansonia Holdings Singapore B.V. (“Ansonia”), a significant shareholder of Kenon. Kenon is required to use the RMB130 million in proceeds that it received from the Investment (as well as a portion of the amounts to be received by Kenon from repayments of shareholder loans, as soon as such amounts are received by Kenon) to repay such outstanding loan to Ansonia.

Qoros is seeking consents from its bank lenders for the assumption by the Investor of its pro rata share of the guarantee obligation under Qoros’ RMB1.2 billion credit facility and for the repayment of the shareholder loans.

A more detailed discussion of the key terms of the Investment is set forth below.

Funding Structure

The Investment structure initially entails a sale to the Investor by the existing shareholders, Kenon and Chery, of 26% and 25% of their holdings in Qoros for RMB1.69 billion (approximately $260 million) and RMB1.625 billion (approximately $250 million), respectively, which was completed today. After the completion of this sale, Qoros’ shareholders (including the Investor) will invest a total of RMB6.5 billion in Qoros’ equity in proportion to their post-investment equity ownership. These investments are expected to be made as a capital increase but may initially be provided to Qoros as shareholder loans pending regulatory approvals for the capital increase.

Kenon will use the proceeds from the sale of its Qoros interests to the Investor to fund its portion of the investment in Qoros and Chery is expected to do the same, and therefore no new money investment is expected from Kenon or Chery. Kenon will retain RMB130 million (approximately $20 million) from the initial equity sale which will be applied in repayment of loans from Ansonia as discussed below.

The Investor will convert an investment advance of RMB1.05 billion previously provided to Qoros to satisfy a portion of its investment obligation.

The Investment is not expected to result in any material tax liability for Kenon.

Guarantee Obligations and Equity Pledges

As previously disclosed by Kenon, Chery has guaranteed a portion of Qoros' obligations under its RMB3 billion and RMB700 million credit facilities, and Kenon has provided back-to-back guarantees to Chery in respect of a portion of Chery's obligations. Kenon's back-to-back guarantee obligations are approximately RMB320 million (approximately $49 million) relating to Qoros loans in principal amount of RMB288 million (approximately $44 million). In addition, Kenon and Chery have also pledged a significant portion of their equity interests in Qoros to secure Qoros' obligations under its RMB1.2 billion credit facility.

In connection with previous reductions in Kenon's back-to-back guarantee obligations, Kenon funded shareholder loans on behalf of Chery for a total amount of RMB244 million (approximately $38 million) and pledged a portion of Kenon's equity interests in Qoros to Chery. The agreements for this guarantee and pledge provide that in the event that Chery’s obligations under its guarantees are reduced, including through guarantee releases, Kenon is entitled to the proportionate return from Chery of the RMB244 million funding provided on Chery’s behalf and/or a release of the equity pledged to Chery.

As part of the Investment, the Investor will assume its pro rata share of the guarantees and equity pledges described above based on post-investment equity ownership in Qoros, which will be subject to further adjustment following any future changes in the equity ownership in Qoros (including as a result of the exercise of the put option or investment right by a shareholder under the Investment Agreement). As a result, following the change in shareholding Kenon is entitled to payments from Chery of RMB120 million (approximately $18 million) out of the total RMB244 million (approximately $38 million) previously advanced, and a release of a significant portion of the Qoros equity pledged to Chery. Kenon will also be proportionately released from its obligations with respect to the RMB1.2 billion loan subject to the Qoros bank lender consent.

A substantial portion of Kenon's remaining 24% interest in Qoros will remain pledged to Qoros lenders and Chery.

Repayment of Outstanding Shareholder Loans

Qoros has outstanding shareholder loans in the principal amount of RMB944 million (approximately $145 million) to each of Kenon and Chery. The Investment Agreement provides that soon after the completion of the initial purchase of Kenon's and Chery's equity interests as described above, Qoros is required to repay such outstanding shareholder loans (excluding loans made as part of the Investment) to Kenon and Chery in two tranches. Qoros will be required to seek bank approvals to make such loan repayments.

The shareholder loan repayments would result in repayments of loans to Kenon in the principal amount of RMB472 million (approximately $73 million) in the first tranche and the remaining RMB472 million in the second tranche. Under the terms of the loan agreements with Ansonia, Kenon is required to use part of the proceeds received from such repayments to repay the loans with Ansonia.

Repayment of Loans to Ansonia

As previously disclosed, Kenon has outstanding loan agreements with Kenon’s major shareholder Ansonia, which loan agreements were entered into in 2016 to provide loans to Kenon to fund Qoros. The total outstanding principal amount of the loans is approximately $69 million (approximately RMB449 million).

Under the terms of these loan agreements, Kenon is required to use the proceeds from realizations of a certain investment in Qoros and repayments of shareholder loans from Qoros to Kenon to repay the loans with Ansonia. Accordingly, the RMB130 million in proceeds to be retained by Kenon (discussed above) and a portion of the Qoros shareholder loan repayments (discussed above) are required to be applied in the repayment of the Ansonia loans.

Kenon’s Put Option; the Investor's Call Option (Right to make Further Investments)

During the three-year period beginning from the closing of the Investment and the RMB6.5 billion capital increase by Qoros, Kenon has the right to cause the Investor to purchase up to 50% of its remaining equity interest in Qoros for up to RMB1.56 billion (approximately $240 million), being the price for 50% of Kenon's remaining 24% interest in Qoros, subject to adjustments for inflation. From the third year anniversary of the closing until April 2023, Kenon has the right to cause the Investor to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB3.12 billion (approximately $480 million) (for Kenon's full 24% interest in Qoros), subject to adjustment for inflation. The Baoneng group has provided credit support for the Investor’s obligations in respect of this put option. The put option requires six months’ notice for exercise.

During the two-year period from the closing of the Investment, the Investor has the right to increase its stake in Qoros to up to 67%, at the same price as the capital increase in the Investment plus interest of 10% per annum from the closing of the Investment.

The Investment Agreement provides that any changes in the equity holdings of Qoros by Kenon, Chery or the Investor, including as a result of the put option and investment right described above, will result in adjustments to the respective parties’ pro rata obligations of the Qoros bank guarantees and pledges described above according to their equity ownership in Qoros.

The Investor’s Commitment to Purchase Vehicles

Pursuant to the Investment Agreement, the Investor has provided a commitment to purchase approximately 100,000 vehicles from Qoros each year between 2018 and 2020 following the entry into further agreements with respect to these purchases. Such further agreements, which will set out specific details relating to models to be purchased, purchase price and other details, have not yet been executed.

Governance of Qoros

The parties have agreed to amend Qoros' joint venture agreement and articles of association to reflect the Investor’s 51% interest in Qoros. According to the new joint venture agreement and articles of association, Qoros has a nine-member board of directors: the Investor has the right to appoint five directors, while Kenon and Chery each have the right to appoint two directors.

In the event the Investor exercises its investment right in full as described above, the board of directors of Qoros will be further adjusted such that Qoros will have a six-member board of directors, of which the Investor will have the right to appoint four directors, while Kenon and Chery will each have the right to appoint one director.

Under the amended joint venture agreement and articles of association, certain matters will require the unanimous approval of Qoros’ board of directors, while other matters will require a two-thirds or a simple majority of board approval.

There are also restrictions on transfers by holders of Qoros equity, including a right of first refusal upon transfers.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on January 9, 2018. Teleconferencing numbers will be provided prior to the call.

The call will commence at 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 10:00 pm Singapore Time.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Investment Agreement entered into with the Investor, including the amounts to be invested by the Investor, the various elements of the Investment and expected timing thereof, the commitment by the Investor or an affiliate to purchase vehicles from Qoros, the requirement that Chery make payments to Kenon in connection with guarantee releases described herein and the repayment by Qoros of shareholder loans, the put option and Investor's right to make further investments under the Investment Agreement, and the commitment in the Investment Agreement that the Investor will assume its proportionate share of Kenon and Chery’s guarantee obligations. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that further agreements are not executed in furtherance of this Investment Agreement, that additional agreements, including the amendment to the joint venture agreement and the agreements with respect to Chery and Kenon’s guarantee obligations and equity pledges, are not executed on the contemplated terms, or at all, that the parties are unable to satisfy the conditions to the Investment, that Qoros may be unable to or does not repay its outstanding shareholder loans, that the Investor or an affiliate does not purchase the Qoros vehicles pursuant to the commitment described herein, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.